------------------------                                     ------------------
CUSIP No.      279445100                                     Page 1 of 10 Pages
------------------------                                     ------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO....)*


                           EDEN Bioscience Corporation
                                (Name of Issuer)

                                  Common Stock
                                Par Value $0.0025
                         (Title of Class of Securities)

                                    279445100
                                 (CUSIP Number)


         David A. Knight, c/o Stephens Group, Inc., 111 Center Street,
                     Little Rock, AR 72201, (501) 377-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 6, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                     ------------------
CUSIP No.      279445100                                     Page 2 of 10 Pages
------------------------                                     ------------------



                                  SCHEDULE 13D


1        Name of Reporting Persons
         I.R.S. Identification No. of Above Persons (entities only)

         Eden Voting Trust, James B. Sommers, Trustee
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [x]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [  ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    4,139,333
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  -0-
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    -0-

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,139,333

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         17.0

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------

------------------------                                     ------------------
CUSIP No.      279445100                                     Page 3 of 10 Pages
------------------------                                     -------------------


1         Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Stephens Group, Inc.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  [x]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          Not applicable

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                            [x]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
          Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    133,333
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  133,333
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    4,139,333*
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          4,272,666

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                [x]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          17.5

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          HC, CO

--------------------------------------------------------------------------------

*Shares beneficially owned by Stephens-EBC, LLC, of which reporting person is sole managing member.

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CUSIP No.      279445100                                     Page 4 of 10 Pages
------------------------                                     ------------------


1         Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          Stephens-EBC, LLC
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)  [x]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          Not applicable

--------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization
          Arkansas

--------------------------------------------------------------------------------
                             7      Sole Voting Power
                                    -0-
         NUMBER OF           ---------------------------------------------------
          SHARES             8      Shared Voting Power
       BENEFICIALLY                 -0-
         OWNED BY            ---------------------------------------------------
           EACH              9      Sole Dispositive Power
         REPORTING                  -0-
          PERSON             ---------------------------------------------------
           WITH              10     Shared Dispositive Power
                                    4,139,333*
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          4,139,333

--------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                [x]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          17.0

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          OO

--------------------------------------------------------------------------------

*Stephens Group, Inc., as sole managing member, exercises reporting person's dispositive power over these shares.

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CUSIP No.      279445100                                     Page 5 of 10 Pages
------------------------                                     ------------------





ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $.0025 par value per share (the "Common Stock"), of EDEN Bioscience Corporation ("EDEN"), the principal executive offices of which are located at 11816 North Creek Parkway North, Bothell, Washington 98011-8205. This Schedule 13D is being filed to reflect a Voting Trust Agreement among James Sommers as Trustee of the EDEN Voting Trust and Stephens-EBC, LLC, the acquisition of 1.9 million shares of Common Stock (the "Shares") by Stephens-EBC, LLC on March 6, 2003 and the contribution of the Shares and other shares of Common Stock by Stephens-EBC, LLC to the EDEN Voting Trust on March 11, 2003.

ITEM 2. IDENTITY AND BACKGROUND

         (a) Name of reporting persons: EDEN Voting Trust
                                        Stephens-EBC, LLC
                                        Stephens Group, Inc.

                  (i) James Sommers is the Trustee of the EDEN Voting Trust established by the EDEN Voting Trust Agreement executed by and between Mr. Sommers and Stephens-EBC, LLC on August 30, 2000. Mr. Sommers is a citizen of the United States of America, has a business address of 2148 Rolston Rd., Charlotte, N.C. 28207, and is principally employed as a financial consultant.

                  (ii) Stephens-EBC, LLC, an Arkansas limited liability company, is principally engaged in the business of investing in the Common Stock, and its principal office is located at 111 Center Street, Little Rock, Arkansas 72201. Its sole managing member is Stephens Group, Inc. Its nonmanaging members include certain directors and executive officers of Stephens Group, Inc. and its second tier wholly owned subsidiary, Stephens Inc., and certain other Stephens family interests.

                  (iii) Stephens Group, Inc. is an Arkansas business corporation, engaged in the business of buying, owning, holding and selling investment securities and other assets. Its principal offices are located at 111 Center Street, Little Rock, Arkansas 72201.

                           The voting stock of Stephens Group, Inc. is owned by
the following entities, each of which is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201:

                           (1) Jackson T. Stephens Trust No. One, Jackson T.
Stephens, Trustee.

                           (2) Bess C. Stephens Revocable Trust, Bess C.
Stephens, Trustee.

                           (3) Warren A. Stephens Trust No. One, Warren A.
Stephens, Trustee.

                           (4) Elizabeth S. Campbell Revocable Trust, Elizabeth
S. Campbell, Trustee.

                           (5) Pamela Diane Stephens Trust One, Bess C.
Stephens, Pamela Diane Stephens, Elizabeth S. Campbell and W.R. Stephens, Jr., Trustees.

                           (6) W.R. Stephens, Jr. Revocable Trust, W.R.
Stephens, Jr. Trustee.

                           The directors and executive officers of Stephens
Group, Inc., and their respective principal employments, are:

                           (A) Jackson T. Stephens, Chairman of the Board of
Directors of Stephens Group, Inc.

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CUSIP No.      279445100                                     Page 6 of 10 Pages
------------------------                                     ------------------


                           (B) Bess C. Stephens, Director of Stephens Group,
Inc.

                           (C) Warren A. Stephens, President of Stephens Group,
Inc. and President and CEO of Stephens Inc.

                           (D) Wilton R. Stephens, Jr., Director and officer of
Stephens Group, Inc. and Stephens Inc.

                           (E) Jon E.M. Jacoby, Director and Executive Vice
President of Stephens Group, Inc. and Stephens Inc.

                           (F) Vernon J. Giss, Director of Stephens Group, Inc.

                           (G) W. R. Walker, Director of Stephens Group, Inc.

                           (H) Bill Steve Walker, President and CEO of Stephens
Production Company, a division of Stephens Group, Inc.

                           (I) Craig D. Campbell, Director of Stephens Group,
Inc. and employee of Stephens Inc.

                           (J) Curtis F. Bradbury, Senior Executive Officer and
Chief Operating Officer of Stephens Inc.

                           (K) Douglas H. Martin, Executive Officer of Stephens
Group, Inc.

                           (L) Joe T. Ford, Chairman of the Board of Directors
of ALLTEL Corporation. Mr. Ford's business address is One Allied Drive, Little Rock, Arkansas 72202.

                           (M) William Johnson, Director of Stephens Group, Inc.
Mr. Johnson's business address is Bank of America Plaza, 1901 Main, Columbia, S.C. 29201.

Each of the executive officers and directors of Stephens Group, Inc. listed above is a citizen of the United States of America. The persons listed in subsections (A) through (K) above have the business address of Stephens Group, Inc. 111 Center Street, Little Rock, Arkansas 72201.

         (b) Except as described in (c) below, during the past five years none of the reporting persons or the persons listed as directors, executive officers or shareholders of the reporting persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his/her compliance therewith.

         (c) Stephens Inc., an Arkansas corporation, is a second tier, wholly-owned subsidiary of Stephens Group, Inc. and is a broker-dealer registered with the NASD and a member of the New York Stock Exchange. Stephens Inc. served as an underwriter in the initial public offering of the Common Stock. Stephens Inc. also maintains an inventory of the Common Stock from time to time and is a market maker for the Common Stock. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201. During the past five years, Stephens Inc. has not been convicted in any criminal proceeding. During the past five years, Stephens Inc. has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws in the following proceedings:

                  (i) In September 2002, the NASD accepted an offer of settlement in which Stephens Inc. consented to the entry of findings that in 2000 and 2001 it did not adequately comply with MSRB Rules G-12 and

------------------------                                     ------------------
CUSIP No.      279445100                                     Page 7 of 10 Pages
------------------------                                     ------------------

G-14 regarding the reporting of municipal securities trades to the National Securities Clearing Corporation. Stephens Inc. paid a $1,500 administrative penalty.

                  (ii) On August 13, 1998, Stephens Inc. consented to the entry of a finding by the NASDR that the firm failed to execute seven transaction on behalf of public customers at the best inter-dealer market price as reported by Nasdaq, failed to cross two customer orders with open limit orders which offered better prices, and failed in eight instances to publish immediately bids or offers that reflected the prices and full size of customer limit orders that were at prices which would have improved the firm's bid or offer in certain securities. Stephens Inc. accepted a censure and paid a fine of $5,000.

                  (iii) In the Matter of Stephens Inc., SEC Administrative Proceeding (File No. 3-9781), November 23, 1998; U.S. v. Stephens Inc., Case No. 3:98cv448/RV/MD (N.D. Fla., November 24, 1998). In November 1998, Stephens Inc. entered into settlements concluding investigations conducted by the U.S. Attorney for the Northern District of Florida and the SEC into the firm's municipal finance activities in Florida and Georgia. Pursuant to the terms of the settlement with the U.S. Attorney, Stephens Inc. was held vicariously liable on a civil basis for undisclosed payments made by three former employees to Florida public officials in connection with the pursuit of municipal finance business, and a former employee's failure to disclose payments made to an outside consultant and an employee of another broker dealer in connection with a municipal offering. Stephens Inc. paid a $2.25 million civil penalty to the Department of Justice and approximately $887,000 to three Florida municipal issuers. Pursuant to the settlement with the SEC, the firm consented to findings that three former employees made undisclosed payments to Florida public officials; inaccurate entries were made on the firm's books and records concerning outside municipal finance consultants, expenses charged to issuers, and the improper reimbursement of political contribution made by employees of the firm; and that the firm failed to disclose a commission earned on a guaranteed investment contract purchased by a municipal issuer in connection with an offering underwritten by Stephens Inc. Stephens Inc. was ordered to cease and desist from committing future violations, pay a $2.25 million civil penalty to the SEC, pay $111,019.19 to a municipal issuer, and retain an independent consultant to review the firm's municipal finance policies and procedures.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Stephens-EBC, LLC acquired the Shares with funds in the amount of $1,995,999 advanced from the working capital of Stephens Group, Inc., its sole managing member.

ITEM 4. PURPOSE OF TRANSACTION

Collectively, Stephens-EBC, LLC and persons who may be considered affiliates of Stephens-EBC, LLC beneficially own approximately 24.6% of the outstanding Common Stock. Stephens Inc., a second tier wholly owned subsidiary of Stephens Group, Inc., the sole managing member of Stephens-EBC, LLC, is an NASD registered broker dealer and desires to engage in certain market making activities and other principal transactions in the Common Stock without the need to deliver a prospectus under current law and regulations. In order to do so, it is necessary that Stephens Inc. not be deemed an "affiliate" under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). Therefore, Stephens-EBC, LLC entered into the EDEN Voting Trust Agreement with the Trustee on August 30, 2000 because the relationship between it, Stephens Group, Inc., Stephens Inc. and EDEN may create an inference that Stephens Inc. is an "affiliate" of EDEN under the Securities Act and the Exchange Act. Stephens-EBC, LLC contributed the Shares and an additional 559,333 shares of Common Stock to the Voting Trust on March 11, 2003 after acquiring the Shares on March 6, 2003. Stephens-EBC, LLC had previously contributed to the Voting Trust 420,000 shares of Common Stock and 52,500 shares of EDEN Series F Preferred Stock which converted into 1,260,000 shares of Common Stock upon the effective date of the registration statement filed in connection with the initial public offering of EDEN common stock.

From time to time, Stephens Inc. may serve as financial advisor or provide other investment banking services to EDEN. Stephens Inc. makes a market in the Common Stock and in this capacity acquires and disposes of securities of EDEN.

------------------------                                     ------------------
CUSIP No.      279445100                                     Page 8 of 10 Pages
------------------------                                     ------------------

Mr. Jacoby, a director and executive officer of Stephens Group, Inc. and Stephens Inc., serves on the board of directors of EDEN.

Except as set forth above, the reporting persons have no current plans or proposals to effect any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The following table discloses the ownership of the Common Stock by the reporting persons and their respective directors and executive officers:

                                                                               Percent of
                                                           Number of           Outstanding
Name                                                        Shares                Shares      Voting Power        Investment Power
----                                                       ---------           -----------   ---------------      -----------------

EDEN Voting Trust                                          4,139,333               17.0      Sole: 4,139,333             -0-
Stephens-EBC, LLC(1)                                       4,139,333               17.0            -0-            Shared: 4,139,333
Stephens Group, Inc.(2)                                    4,272,666               17.5       Sole: 133,333         Sole: 133,333
                                                                                                                  Shared: 4,139,333
Jackson T. Stephens Trust No. One                                -0-                 --            -0-                   -0-
Bess C. Stephens Revocable Trust                                 -0-                 --            -0-                   -0-
Warren A. Stephens Trust No. One                                 -0-                 --            -0-                   -0-
Elizabeth S. Campbell Revocable Trust                            -0-                 --            -0-                   -0-
Pamela Diane Stephens Trust One                               80,333                0.3       Sole: 80,333          Sole: 80,333
W. R. Stephens, Jr. Revocable Trust                          174,667                0.7       Sole: 174,667         Sole: 174,667
Jackson T. Stephens                                          205,000                0.8       Sole: 205,000         Sole: 205,000
Bess C. Stephens(3)                                          120,500                0.5      Shared: 120,500       Shared: 120,500
Warren A. Stephens(4)                                        454,000                1.9       Sole: 450,000         Sole: 450,000
                                                                                             Shared: 4,000         Shared: 4,000
W.R. Stephens, Jr.(5)                                        310,167                1.3       Sole: 174,667         Sole: 174,667
                                                                                             Shared: 135,500       Shared: 135,500
Jon E.M. Jacoby(6)                                           626,666                2.6       Sole: 602,166         Sole: 602,166
                                                                                             Shared: 4,000         Shared: 24,500
Vernon J. Giss                                                   -0-                 --            --                     --
W.R. Walker                                                      -0-                 --            --                     --
Bill Steve Walker                                                -0-                 --            --                     --
Craig D. Campbell(7)                                          50,000                0.2       Sole: 50,000          Sole: 50,000
Curtis F. Bradbury                                            10,000                0.0       Sole: 10,000          Sole: 10,000
Douglas H. Martin(8)                                          40,000                0.2       Sole: 40,000          Sole: 40,000
Joe T. Ford                                                    5,700                0.0        Sole: 5,700           Sole: 5,700
William Johnson                                                  -0-                 --             --                    --
James B. Sommers                                                 -0-                 --             --                    --


                  (1) Stephens Group, Inc., as sole managing member, exercises dispositive power over these shares.

                  (2) Includes 4,139,333 shares beneficially owned by Stephens-EBC, LLC as to which Stephens Group, Inc., as sole managing member, exercises dispositive power, and 133,333 shares subject to warrants exercisable by Stephens Group, Inc. within 60 days.

                  (3) Includes 40,167 shares owned by W.R. Stephens Children's Trust and 80,333 shares owned by Pamela Diane Stephens Trust One, as to which Ms. Stephens has shared voting and investment power.

                  (4) Includes 2,000 shares owned by each of Grandchild's Trust One and Grandchild's Trust Three, as to which Mr. Stephens has shared voting and investment power, and includes 125,000 shares owned by Warren A. Stephens Trust, 25,000 shares owned by Warren A. Stephens IRA, and 100,000 shares owned by each of John Calhoun Stephens Trust, Warren Miles Amerine Stephens Trust and Laura Whitaker Stephens Trust, as to

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CUSIP No.      279445100                                     Page 9 of 10 Pages
------------------------                                     ------------------


which Mr. Stephens has sole voting and investment power. Excludes 10,000 shares owned by Harriet Calhoun Stephens Trust for benefit of Mr. Stephens' wife.

                  (5) Includes 174,667 shares owned by Mr. Stephens' revocable trust. Also includes 40,167 shares owned by W.R. Stephens Jr. Children's Trust, 80,333 shares owned by Pamela Diane Stephens Trust One, 7,500 shares owned by Arden Jewell Stephens Trust and 7,500 shares owned by Witt Stephens III Trust as to which Mr. Stephens has shared voting and investment power. Excludes 200 shares owned by Mr. Stephens' wife.

                  (6) Includes 666 shares owned individually and 45,000 shares owned by Jon Jacoby IRA and 236,500 shares owned by Jacoby Enterprises, Inc. as to which Mr. Jacoby has sole voting and investment power. Also includes 2,000 shares owned by each of Grandchild's Trust One and Grandchild's Trust Three for which Mr. Jacoby serves as co-trustee, and Warren A. Stephens Grantor's Trust and Warren and Harriet Stephens Children's Trust as to which Mr. Jacoby has sole voting and investment power. Also includes 20,500 shares owned by Etablissement Landeco Vaduz as to which Mr. Jacoby has shared investment power pursuant to a power of attorney, and 20,000 shares subject to options exercisable within 60 days.

                  (7) Excludes shares owned by Mr. Campbell's wife, Elizabeth S. Campbell.

                  (8) Includes 30,000 shares owned individually and 10,000 owned by Douglas H. Martin IRA.

         (b) In addition, Stephens Inc., the second tier wholly owned subsidiary of Stephens Group, Inc., beneficially owns 10,830 shares of Common Stock, representing 1,500 shares held in the market making inventory of Stephens Inc. and 9,330 shares owned by clients in accounts over which Stephens Inc. exercises discretionary trading authority.

         (c) The Trustee expressly disclaims beneficial ownership of any securities covered by this Schedule 13D.

         (d) Listed below are transactions in the Common Stock during the past sixty days by the persons and entities listed in Item 2. Unless otherwise indicated all purchases were effected in broker's transactions.

                  (i) Jackson T. Stephens purchased 65,000 shares at $1.395 on February 24, 2003, and 35,000 shares at $1.445 on March 3, 2003.

                  (ii) W.R. Stephens Revocable Trust purchased 5,000 shares at $1.63 on January 28, 2003 and 5,000 shares at $1.63 on January 29, 2003.

                  (iii) Stephens-EBC, LLC purchased the Shares (1,900,000) at $1.05 on March 6, 2003 and contributed the Shares, plus an additional 559,333 shares, to the EDEN Voting Trust on March 11, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The terms of the Voting Trust Agreement to which Stephens-EBC, LLC is a party provide that the Trustee shall vote the shares of common stock of EDEN held by the voting trust "for" and/or "against" any proposal or other matter submitted to the shareholders of EDEN for approval in the same proportion as the votes cast "for" and "against" such proposal or other matter by all other shareholders, not counting abstentions. Accordingly, the Trustee shall have no discretionary authority to vote the shares. The Voting Trust Agreement further provides that the Trustee shall not abstain from voting any shares of common stock of EDEN held by the voting trust. No person other than the Trustee shall have any voting rights with respect to the shares of common stock of EDEN held by the voting trust.

The terms of the Voting Trust Agreement also provide that trust participants may transfer shares of EDEN held by the voting trust to any person that is an "affiliate" of Stephens Inc. under the Act or the Exchange Act only if the shares so transferred remain deposited in and subject to the terms of the voting trust. The trust participants may

------------------------                                    -------------------
CUSIP No.      279445100                                    Page 10 of 10 Pages
------------------------                                    -------------------

transfer shares of EDEN held by the voting trust to any person who is not an "affiliate" of Stephens Inc. under the Act or the Exchange Act if the transfer is approved by a majority of the board of directors of EDEN (excluding any member of the board of directors of EDEN who is an affiliate, employee, officer, director, general partner or agent of Stephens Inc. or Stephens Group, Inc.). The trust participants need not obtain this approval of the board of directors of EDEN if the proposed transfer is a sale pursuant to Rule 144 under the Act (treating Rule 144(k) as inapplicable and aggregating all such transfers occurring within any three-month period for purposes of Rule 144(e)) or if the proposed transfer is in connection with a business combination, tender offer or other fundamental corporate transaction under which a third-party acquirer obtains control of EDEN (other than solely through the purchase of the shares held under the voting trust).

The Voting Trust Agreement expires on the earlier of (i) ten years, (ii) transfer of all of the shares of common stock of EDEN held by the voting trust under circumstances not requiring such shares to be subject to the Voting Trust Agreement, (iii) delivery of a certificate of Stephens Inc. that Stephens Inc. no longer engages in market-making activities and principal transactions in the common stock of EDEN and will not do so without an opinion of counsel that Stephens Inc. is not an "affiliate" of EDEN under the Act or the Exchange Act,
(iv) the delivery of a certificate of Stephens Inc. that a shelf registration statement for EDEN registering the market- making activities and principal transactions of Stephens Inc. has been filed with and declared effective by the U.S. Securities and Exchange Commission and that Stephens Inc. undertakes to deliver a prospectus with the confirmation of each sale by it as principal, or
(v) an opinion of counsel that Stephens Inc. would not be deemed an "affiliate" of EDEN under the Act or the Securities Act upon termination of the Voting Trust Agreement.

ITEM 7 EXHIBITS

1. Agreement to File Joint Schedule 13D

2. Voting Trust Agreement

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/19/03
---------------------           EDEN Voting Trust
Date
                                By: /s/ JAMES B. SOMMERS
                                    ----------------------------------------
                                    James B. Sommers, Trustee


                                Stephens Group, Inc.

                                By: /s/ David A. Knight
                                    ----------------------------------------
                                    David A. Knight, Vice President


                                Stephens-EBC, LLC

                                By:  Stephens Group, Inc.

                                    By: /s/ DAVID A. KNIGHT
                                        ------------------------------------
                                        David A. Knight, Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  1               Agreement to File Joint Schedule 13D

  2               Voting Trust Agreement